CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES 2019 BUDGET
CALGARY, ALBERTA – DECEMBER 5, 2018 – FOR IMMEDIATE RELEASE
Commenting on the Company’s 2019 budget, Steve Laut, Executive Vice-Chairman of Canadian Natural stated, “Canadian Natural’s large, diverse, balanced and flexible asset base provides a unique opportunity for the Company to allocate capital to the highest return projects to maximize shareholder value. Canadian Natural’s robust, long life low decline assets allow us to target for the foreseeable future, a long-term production per share growth rate of 7% to 8% with a normalized capital program in the $4.7 billion to $5.0 billion range.
Canadian Natural's asset base is unique compared to a typical Exploration and Production company. The mix of long life low decline assets provides a stable base of production that generates free cash flow in low commodity price environments and the net present value of these long life assets is not materially impacted by periods of low commodity prices. Our production mix is complemented by low capital exposure assets, which provide the Company flexibility to allocate capital or not, depending on market conditions. Canadian Natural's asset base, coupled with our effective and efficient operations, drives our ability to create value in all cycles.
Currently, the lack of market access and a dysfunctional pipeline nomination process are creating industry challenges, as a result, the Company is targeting a 2019 base capital program of $3.7 billion, approximately $1.0 billion less than our normalized capital program. The 2019 base capital program includes approximately $3.1 billion of sustaining capital to keep production flat and approximately $600 million towards long-term growth projects, demonstrating our capital flexibility.
The curtailment program recently announced by the Government of Alberta has resulted in the January index prices for crude oil to strengthen significantly. Canadian Natural will monitor the impact over time of curtailment on prices as well as the progress of the two export pipelines (Keystone XL and Trans Mountain Expansion) in the final stages of approval. Dependent on the outcome of these two factors, Canadian Natural has the capability to adjust our 2019 capital spending budget closer to normalized levels.”
Canadian Natural’s President, Tim McKay, added, “The Company will continue to focus on its defined growth and value enhancement plan by product and basin, and managing time lines of development. Safe, reliable, effective and efficient operations will continue to be a focus for the Company, as cost control and reliability across all assets will maximize value for shareholders in 2019. Completion at our Kirby North Steam Assisted Gravity Drainage ("SAGD") project is targeted for Q3/19, when facility commissioning and steam circulation will begin, followed by targeted first oil in Q4/19. The Kirby North SAGD project will ramp up throughout 2020 with targeted production capability of 40,000 bbl/d in the first half of 2021. Additionally, highly economic pad additions drilled at Primrose in 2018 will be brought on production later in 2019 and are targeted to add approximately 26,000 bbl/d in their first 12 months of production. Production volumes from both thermal projects are strategically targeted to align with improved market access.”
Canadian Natural’s Chief Financial Officer, Corey Bieber, continued, “In 2019, our commitment to maintaining a strong financial position is supported by a highly flexible and disciplined capital program, ample liquidity, and effective and efficient operations. In accordance with Canadian Natural's free cash flow allocation policy, the Company will target to allocate its free cash flow equally between share purchases and strengthening the balance sheet. Our financial strength gives us the flexibility to deliver on our plan and continue to drive long-term shareholder value creation through commodity price cycles. The flexibility of our 2019 budget is a very good example of how the Company can be nimble in response to a volatile commodity market."

HIGHLIGHTS OF THE 2019 BASE BUDGET

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Canadian Natural’s 2019 base capital budget is targeted to be approximately $3.7 billion, approximately $1.0 billion less than the 2018 forecast as the Company demonstrates its ability to exercise capital flexibility. The Company targets maintenance capital at approximately $3.1 billion, demonstrating a key benefit of a long life low decline asset base.

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If pricing differentials and market access improve throughout 2019, the Company has the flexibility to invest additional capital up to approximately $700 million in 2019, which will add production in 2020 and beyond.

▪	Overall, production in 2019 is targeted to be between 1,030,000 BOE/d and 1,119,000 BOE/d, with a product mix of approximately 76% crude oil and NGLs and 24% natural gas.

•	Light crude oil, NGLs and Synthetic Crude Oil ("SCO") production in 2019 is targeted to be approximately 53% of total corporate BOE production.

▪	Overall, 2019 crude oil and NGL production is targeted to be in line with 2018 levels, ranging from 782,000 bbl/d to 861,000 bbl/d.

•	Liquids production mix is targeted to be approximately 74% from long life low decline assets and approximately 26% from low capital exposure assets.

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The drilling program in the 2019 base budget is targeted to be modest and demonstrates Canadian Natural's ability to be flexible and disciplined, as the Company strategically manages through the commodity price cycle and current temporary market access challenges.

•	The 2019 drilling program in the base budget is targeting 97 net producer wells, a decrease of 419 wells from 2018 targeted levels.
North America – Exploration & Production

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North America crude oil and NGL production provides significant capital flexibility as the Company’s large asset base encompasses light crude oil, primary heavy crude oil and Pelican Lake heavy crude oil. The Company’s strong asset base is complemented by an extensive network of owned and operated infrastructure and is supported by a deep inventory of low capital exposure, high return on capital projects that can deliver significant production and value growth opportunities, provided adequate market access is available.

•	The Company is targeting a base capital program of $1,140 million for North American E&P in 2019, $415 million lower than 2018 targeted levels. Plans for 2019 are summarized as follows:

◦	North American crude oil and NGL production is targeted to range from 221,000 bbl/d to 241,000 bbl/d, representing a 4% decrease from targeted 2018 production levels.

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Canadian Natural targets to drill approximately 29 net producer wells in its base budget, a 70% decrease from 2018 forecast levels, in its North America light crude oil operations, a significant part of the Company’s balanced portfolio. The Company is targeting high value, drill to fill light crude oil wells, leveraging infrastructure and setting the Company up for future growth potential.

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The Company continues to target strong capital efficiencies and high returns with a disciplined primary heavy crude oil base drilling program of 58 net producer wells, a 77% decrease compared to 2018 targeted levels. The 2019 primary heavy crude oil drilling program is strategically targeting wells in areas that have potential to add significant growth in 2020 and beyond when commodity prices and market access improve.

◦	At Pelican Lake, Canadian Natural will continue to optimize operations, including polymer flood optimization and targeted facility consolidation.

◦	Corporate natural gas production is targeted to range from 1,485 MMcf/d to 1,545 MMcf/d, a decrease of 2% from 2018 levels.

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The Company targets a small natural gas base drilling program of 5 net producer wells representing a decrease of 10 net producer wells compared to 2018 targeted levels. The Company targets to continue its focused drill to fill strategy in its high value, liquids rich Septimus property, where the Company owns and operates significant infrastructure.

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North America - Thermal in Situ Oil Sands

▪	Thermal in situ oil sands assets provide a substantial, low risk production profile that can generate long-term, significant and sustainable free cash flow.

•	Thermal in situ production is targeted to range from 104,000 bbl/d to 124,000 bbl/d in 2019, an increase of 7% from 2018 targeted levels.

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Total thermal in situ base capital in 2019 is targeted to be $545 million, as the Company targets to bring on stream high value pad additions drilled at Primrose in 2018. Additionally, the Company targets to complete the Kirby North Steam Assisted Gravity Drainage (“SAGD”) project in Q3/19.

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In 2019, production from the 2018 Primrose pad add drilling program is targeted to come on stream in Q4/19, on budget and ahead of schedule, utilizing spare facility capacity and strategically timed to add production volumes in line with targeted improved market access.

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In 2019, Canadian Natural targets to complete its Kirby North SAGD project, which is on budget and ahead of schedule, reflecting the Company's effective and efficient operations. The Company targets to commission facilities in Q3/19 with first production targeted in Q4/19, one quarter earlier than originally planned.

–	Overall targeted production capacity at Kirby North is 40,000 bbl/d.
North America – Oil Sands Mining and Upgrading

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Oil Sands Mining and Upgrading production is targeted to increase by 2% in 2019 when compared to 2018 targeted levels. The 2019 production guidance range for Oil Sands Mining and Upgrading is 415,000 bbl/d to 450,000 bbl/d of SCO.

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The 2019 targeted production range includes spring maintenance activities and a 28 day planned turnaround later in the year at the Horizon operations, and planned pit stops at the AOSP in the spring and fall of 2019.

•	2019 Oil Sands Mining and Upgrading targeted base capital includes approximately $505 million for strategic, project development, environmental and technology.

•	Base sustaining capital is targeted to be $780 million, while $240 million is targeted for turnarounds, reclamation and other activities.
International – Exploration & Production

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International light crude oil production is targeted to range from 42,000 bbl/d to 46,000 bbl/d, a 2% increase over 2018 targeted production levels, reflecting the Company's drilling program in the North Sea and Côte d’Ivoire in 2019.

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2019 base capital at the Company’s International assets is targeted to be $50 million greater than 2018 forecast levels at approximately $460 million, which includes approximately $45 million for decommissioning activities.

▪	In 2019, the Company's base budget targets to drill 3.9 net producer wells in the North Sea and 0.6 net producer wells at Baobab in Côte d’Ivoire.

▪	Canadian Natural's projects in Côte d’Ivoire deliver some of the highest returns in the Company's portfolio and future development plans are as follows:

•	At Espoir, the Company targets to commence Phase 4 development in late 2019 with initial production targeted to come on stream in early 2020.

•
In Q2/19, Canadian Natural targets to drill an exploration well at Kossipo and if successful, will lead to development drilling with a pipeline tied-back to the Floating Production Storage and Offloading vessel at Baobab, adding significant future value with potential gross production capability of 20,000 bbl/d targeted in 2022.

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PRODUCTION AND CAPITAL GUIDANCE
Canadian Natural continues its strategy of maintaining a large diverse portfolio of assets. This enables the Company to maximize shareholder returns through flexible capital allocation. Annual budgets are developed and scrutinized throughout the year and changed if necessary in the context of project returns, product pricing expectations, and the balancing of project risks and time horizons. Canadian Natural maintains a high ownership level and operatorship in its properties and can therefore control the nature, timing and extent of expenditures in each of its project areas.

Daily production volumes (before royalties)	2018 Forecast	2019 Base Budget
Natural gas (MMcf/d)	1,545 - 1,555	1,485 - 1,545

Crude oil and NGLs (Mbbl/d)
North America - Exploration and Production	240 - 242	221 - 241
North America - Thermal In Situ	106 - 108	104 - 124
North America - Oil Sands Mining and Upgrading	424 - 428	415 - 450
International	42 - 44	42 - 46
Total crude oil and NGLs	812 - 822	782 - 861
Total BOE/d	1,070 - 1,081	1,030 - 1,119
The forecast capital expenditures for 2018 and the 2019 Budget guidance are as follows:

Capital Expenditures (C$ millions)	2018 Forecast	2019 Base Budget	2019 Normalized Budget
North America natural gas and NGLs	$440	$365	$365
North America crude oil	1,115	775	1,055
International crude oil	410	460	460
Total Exploration and Production	$1,965	$1,600	$1,880

Total Thermal In Situ Oil Sands	$960	$545	$745
Oil Sands Mining and Upgrading
Strategic, project development, environment and technology	$465	$505	$705
Sustaining capital	660	780	780
Turnarounds, reclamation and other	165	240	240
Total Oil Sands Mining and Upgrading	$1,290	$1,525	$1,725
Net acquisitions, midstream and other	$390	$30	$30
Total Capital Expenditures	$4,605	$3,700	$4,380
In the event that pricing differentials improve and the Company has greater clarity around market access, additional capital could potentially be invested.
The above capital expenditures for the 2018 forecast and the 2019 base budget incorporate the following levels of drilling activity:

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Drilling activity (number of net producing wells)	2018 Forecast	2019 Base Budget	2019 Normalized Budget
Targeting natural gas	15	5	5
Targeting crude oil	375	92	252
Targeting thermal in situ	126	—	38
Total	516	97	295
Note: 2018F and 2019B excludes stratagraphic and service wells.
In the event that pricing differentials improve and the Company has greater clarity around market access, additional wells could potentially be drilled.

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Forward-Looking Statements
Certain statements relating to Canadian Natural Resources Limited (the “Company”) in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words “believe”, “anticipate”, “expect”, “plan”, “estimate”, “target”, “continue”, “could”, “intend”, “may”, “potential”, “predict”, “should”, “will”, “objective”, “project”, “forecast”, “goal”, “guidance”, “outlook”, “effort”, “seeks”, “schedule”, “proposed” or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, income tax expenses and other guidance provided throughout the Company's Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of the Company, constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including but not limited to the Horizon Oil Sands ("Horizon") operations and future expansions, the Athabasca Oil Sands Project ("AOSP"), Primrose thermal projects, the Pelican Lake water and polymer flood project, the Kirby Thermal Oil Sands Projects, the cost and timing of construction and future operations of the North West Redwater bitumen upgrader and refinery, construction by third parties of new or expansion of existing pipeline capacity or other means of transportation of bitumen, crude oil, natural gas or synthetic crude oil (“SCO”) that the Company may be reliant upon to transport its products to market, development and deployment of technology and technological innovations and the assumption of operations at processing facilities also constitute forward-looking statements. This forward-looking information is based on annual budgets and multi-year forecasts, and is reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
In addition, statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and natural gas liquids (“NGLs”) reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserve and production estimates.
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company’s products; volatility of and assumptions regarding crude oil and natural gas prices; fluctuations in currency and interest rates; assumptions on which the Company’s current guidance is based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company’s defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company’s and its subsidiaries’ ability to secure adequate transportation for its products; unexpected disruptions or delays in the resumption of the mining, extracting or upgrading of the Company’s bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company’s bitumen products; availability and cost of financing; the Company’s and its subsidiaries’ success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; timing and success of integrating the business and operations of acquired companies and assets; production levels; imprecision of reserve estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital expenditures and production expenses); asset retirement obligations; the adequacy of the Company’s provision for taxes; and other circumstances affecting revenues and expenses.
The Company’s operations have been, and in the future may be, affected by political developments and by national, federal, provincial and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.
Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in the Company's MD&A could also have material adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by applicable law, the Company assumes no obligation to update

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forward-looking statements, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or the Company’s estimates or opinions change.

Special Note Regarding Currency, Production and Non-GAAP Financial Measures
The Company's MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2018 and the MD&A and the audited consolidated financial statements for the year ended December 31, 2017.
All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The Company’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2018 and the Company's MD&A have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB"). The Company's MD&A includes references to financial measures commonly used in the crude oil and natural gas industry, such as: adjusted net earnings from operations; adjusted funds flow (previously referred to as funds flow from operations); net capital expenditures; adjusted cash production costs and adjusted depreciation, depletion and amortization. These financial measures are not defined by IFRS and therefore are referred to as non-GAAP measures. The non-GAAP measures used by the Company may not be comparable to similar measures presented by other companies. The Company uses these non-GAAP measures to evaluate its performance. The non-GAAP measures should not be considered an alternative to or more meaningful than net earnings, cash flows from operating activities, and cash flows from investing activities as determined in accordance with IFRS, as an indication of the Company's performance. The non-GAAP measure adjusted net earnings from operations is reconciled to net earnings, as determined in accordance with IFRS, in the “Financial Highlights” section of the Company's MD&A. The non-GAAP measure adjusted funds flow is reconciled to cash flows from operating activities, as determined in accordance with IFRS, in the "Financial Highlights" section of the Company's MD&A. The non-GAAP measure net capital expenditures is reconciled to cash flows from investing activities, as determined in accordance with IFRS, in the “Net capital expenditures” section of the Company's MD&A. The derivation of adjusted cash production costs and adjusted depreciation, depletion and amortization are included in the "Operating Highlights - Oil Sands Mining and Upgrading" section of the Company's MD&A. The Company also presents certain non-GAAP financial ratios and their derivation in the “Liquidity and Capital Resources” section of the Company's MD&A.
A Barrel of Oil Equivalent (“BOE”) is derived by converting six thousand cubic feet (“Mcf”) of natural gas to one barrel (“bbl”) of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value. In addition, for the purposes of the Company's MD&A, crude oil is defined to include the following commodities: light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), and SCO.
Production volumes and per unit statistics are presented throughout the Company's MD&A on a “before royalty” or “gross” basis, and realized prices are net of blending and feedstock costs and exclude the effect of risk management activities. Production on an “after royalty” or “net” basis is also presented for information purposes only.
Adjusted net earnings from operations is a non-GAAP measure that represents net earnings as presented in the Company's consolidated Statements of Earnings, adjusted for certain items of a non-operational nature. The Company considers adjusted net earnings from operations a key measure in evaluating the Company's performance. The reconciliation “Adjusted Net Earnings from Operations” presented in the Company's MD&A, presents the after-tax effects of certain items of a non-operational nature that are included in the Company’s financial results. Adjusted net earnings from operations may not be comparable to similar measures presented by other companies.
Adjusted funds flow (previously referred to as funds flow from operations) is a non-GAAP measure that represents cash flows from operating activities as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital, and abandonment and other expenditures. The Company evaluates its performance based on adjusted funds flow. The Company considers adjusted funds flow a key measure as it demonstrates the Company’s ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt. The reconciliation “Adjusted Funds Flow, as Reconciled to Cash Flows from Operating Activities” is presented below in the Company's MD&A. Adjusted funds flow may not be comparable to similar measures presented by other companies.
Net capital expenditures is a non-GAAP measure that represents cash flows from investing activities as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital, investment in other long-term assets, share consideration in business acquisitions and abandonment expenditures. The Company considers net capital expenditures a key measure as it provides an understanding of the Company’s capital spending activities in comparison to the Company's annual capital budget. The reconciliation “Net Capital Expenditures, as Reconciled to Cash Flows from Investing Activities” is presented in the Net Capital Expenditures section of the Company's MD&A on page 25. Net capital expenditures may not be comparable to similar measures presented by other companies.

Additional information relating to the Company, including its Annual Information Form for the year ended December 31, 2017, is available on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

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This 2019 Budget press release is accompanied by a webcast, where the company will discuss its strategy for creating shareholder value as well as its plans for 2019 and beyond. The webcast and can be accessed on Canadian Natural's website at www.cnrl.com. Presentation slides will be available on Canadian Natural's website shortly before the live Webcast on December 5, 2018 at 9:00am Eastern Standard Time.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

STEVE W. LAUT
Executive Vice-Chairman
TIM S. MCKAY
President
COREY B. BIEBER
Chief Financial Officer and Senior Vice-President, Finance
MARK A. STAINTHORPE
Vice-President, Finance – Capital Markets
Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

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